UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Wheeler Real Estate Investment Trust, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

963025705
(CUSIP Number)

Jeffrey M. Rose, 420 Lexington Avenue, Suite 2300 New York, NY 10170, 212-986-1703
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	963025705

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Steamboat Capital Partners, LLC 45-5206506
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,216,664
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,323,044
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,323,044
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.0%*
14	TYPE OF REPORTING PERSON (See Instructions)
IA; OO

*See Item 5 for information regarding the effect of blocker provisions.

SCHEDULE 13D

CUSIP No.	963025705

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Parsa Kiai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,216,664
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,323,044
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,323,044
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.0%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC; IN

*See Item 5 for information regarding the effect of blocker provisions.

SCHEDULE 13D

CUSIP No.	963025705

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Steamboat Capital Partners GP, LLC 45-5206609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,010,742
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,010,742
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,010,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO;HC

*See Item 5 for information regarding the effect of blocker provisions.

SCHEDULE 13D

CUSIP No.	963025705

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Steamboat Capital Partners Master Fund, LP 98-1411780
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
992,497
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
992,497
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
992,497
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN

*See Item 5 for information regarding the effect of blocker provisions.

SCHEDULE 13D

CUSIP No.	963025705

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Steamboat Capital Partners II, LP 61-1874416
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,245
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
18,245
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,245
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN

*See Item 5 for information regarding the effect of blocker provisions.

Item 1.	Security and Issuer

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2529 Virginia Beach Blvd., Virginia Beach, Virginia 23452.

Item 2.	Identity and Background

(a)	This Schedule 13G is being jointly filed by (i) Steamboat Capital Partners LLC (“IA”), (ii) Steamboat Capital Partners GP, LLC (“GP”), (iii) Parsa Kiai, (iv) Steamboat Capital Partners Master Fund, LP (“Master”) and (v) Steamboat Capital Partners II, LP (“Partners II”). The foregoing are each referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons”.

(b)	The address of the principal business office of each of the Reporting Persons other than Master is 420 Lexington Avenue, Suite 2300, New York, NY 10170. The address of the principal business office of Master is 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands, KY1-9005.

(c)	IA provides investment advisory and management services and acts as portfolio manager for Master, Partners II and other entities owning shares of the Issuer. The principal occupation of Mr. Kiai is serving as managing member of IA. GP is the general partner of each of Master and Partners II. Master and Partner II are private investment funds.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	IA, GP and Partners II are each organized under the laws of Delaware. Mr. Kiai is a citizen of the United States. Master is organized under the laws of the Cayman Islands.

Item 3.	Source and Amount of Funds or Other Considerations

The Shares as to which this report on Schedule 13D is being filed were purchased by clients of IA (including Master and Partners II) with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price for the Shares beneficially owned by Master was approximately $10,782,996, exclusive of brokerage commissions. The aggregate purchase price for the Shares beneficially owned by Partners II was approximately $196,331, exclusive of brokerage commissions. The aggregate purchase price for the Shares beneficially owned by GP was approximately $10,979,327, exclusive of brokerage commissions. The aggregate purchase price for the Shares beneficially owned by IA and Kiai was approximately $13,950,502, exclusive of brokerage commissions.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the Shares as to which this report on Schedule 13D is being filed based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

On June 24, 2020, IA sent to the Board of Directors of the Issuer via email the letter attached hereto as Exhibit 99.2, requesting that a meeting be called to elect directors to represent the Series D Preferred Shareholders and indicating that IA had suggested potential candidates for the issuer to nominate to fill those seats. Neither of the potential candidates is affiliated with the Reporting Persons.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, or suggestions for improving the Issuer’s financial and/or operational performance. The Reporting Persons may purchase additional Shares, sell some or all of their Shares, engage in hedging or similar transactions with respect to the Shares, or change their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)

IA (as the portfolio manager for its clients, including Master and Partners II), Mr. Kiai (as the managing member of IA), GP (as the general partners of Master and Partners II), Master and Partners II may be deemed to be the beneficial owner of the number and percentage of Shares set forth on the cover page of this Schedule 13D on which they are respectively named. As the securities actually owned are shares of preferred stock convertible into common stock, the percentages contained herein are computed in accordance with Rule 13d-3. The aggregate percentage of Shares reported owned by each person named herein is based upon 9,694,284 Shares outstanding, as of May 11, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC May 12, 2020.

The securities actually owned are set forth below. IA and Kiai have the power to vote 631,515 shares of Series D Cumulative Convertible Preferred Stock of the Issuer and dispose of 694,096 shares of Series D Cumulative Convertible Preferred Stock of the Issuer and vote 457,198 shares of Series B Convertible Preferred Stock of the Issuer and dispose of 479,805 of Series B Convertible Preferred Stock of the Issuer. GP has the power to vote and dispose of 521,180 shares of Series D Cumulative Convertible Preferred Stock of the Issuer and 387,955 shares of Series B Convertible Preferred Stock of the Issuer. Master has the power to vote and dispose of 511,644 shares of Series D Cumulative Convertible Preferred Stock of the Issuer and 381,253 shares of Series B Convertible Preferred Stock of the Issuer. Partners II has the power to vote and dispose of 9,536 shares of Series D Cumulative Convertible Preferred Stock of the Issuer and 6,702 shares of Series B Convertible Preferred Stock of the Issuer.

This filing is made on the basis that IA, Parsa Kiai, GP, Master and Partners II do not constitute a group for purposes of Section 13d of the Securities Exchange Act of 1934, as amended. In the event that one or more of such entities were deemed to be a group for purposes of Section 13d-3, the ability of the entities deemed to be a part of such group to convert the non-voting convertible preferred shares they own into shares of the subject class would be limited by the provisions of the charter of the issuer such that no such group could convert securities into more than 9.8% of the issuer’s common stock (including shares of common stock owned by such group).

(b)	Each of the Reporting Persons have the power to vote or direct the vote and dispose of or direct the disposition of the number and percentage of Shares indicated on the cover page of this Schedule 13D on which they are respectively named.

(c)	Transactions by the Reporting Persons (on behalf of clients of IA, including Partners II and Master) within the past sixty days (as of 8:00 AM on July 6, 2020), are set forth on Schedule 5.

(d)	Clients of IA, including Masters and Partners II, own the Shares which are the subject of this Schedule 13D and have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons are party to a Joint Filing Agreement, attached hereto as Exhibit 99.1, pursuant to which the Reporting Persons have jointly agreed to file this Schedule 13D. The Reporting Persons have sold an aggregate of 558,715 Shares short and under certain circumstances may be required to repurchase them.

Item 7.	Material to Be Filed as Exhibits

99.1	Joint Filing Agreement between the Reporting Persons dated July 6, 2020.

99.2	Letter from IA to the Board of Directors of Issuer.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2020

/s/ Parsa Kiai

Parsa Kiai

Steamboat Capital Partners, LLC

By: /s/ Parsa Kiai, Managing Member

Steamboat Capital Partners GP, LLC

By: /s/ Parsa Kiai, Managing Member

Steamboat Capital Partners Master Fund, LP

By: Steamboat Capital Partners GP, LLC, Its General Partner

By: /s/ Parsa Kiai, Managing Member

Steamboat Capital Partners II, LP

By: Steamboat Capital Partners GP, LLC, Its General Partner

By: /s/ Parsa Kiai, Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Schedule 5

Transactions in the Shares of the Issuer During the Last 60 Days

The following tables set forth all transactions in the Shares effected in the past sixty days by the Reporting Persons on behalf of clients of IA. All such transactions were effected in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s column Price Per Share ($) is a weighted average price. These Shares were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The transactions reported hereon include transaction in Shares and transactions in Series B Convertible Preferred Stock of the Issuer convertible into Shares. Transactions in Series B Convertible Preferred Stock are indicated by an asterisk next to the date and the number of underlying Shares into which such shares could be converted are indicated after the slash in the Shares Purchased (Sold) column. The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price by such Reporting Person.

Trade Date	Shares Purchased (Sold)	Price per Share ($)	Price Range ($)

Transactions by Master
5/5/2020	35,885	1.1264	1.11-1.15
5/6/2020	21,892	0.9954	0.99-1
5/13/2020	8,239	1.0937	1.08-1.1

Transactions by Partners II
5/5/2020	681	1.1264	1.11-1.15
5/6/2020	416	0.9954	0.99-1
5/13/2020	156	1.0937	1.08-1.1

Transactions by IA on behalf of clients other than Master and Partners II
5/5/2020	11,917	1.1264	1.11-1.15
5/6/2020	7,270	0.9954	0.99-1
5/13/2020	2,736	1.0937	1.08-1.1
5/20/2020	2,702	1.4798	1.44-1.53
5/21/2020	1,271	1.3386	1.28-1.38
5/22/2020	455	1.3047	1.27-1.35
5/26/2020	1,541	1.429	1.35-1.48
5/27/2020	4,247	1.3995	1.37-1.43
6/2/2020	6,339	1.4492	1.4-1.47
6/3/2020	2,863	1.4527	1.4-1.48
6/4/2020	4,157	1.6394	1.57-1.65
6/5/2020	5,750	2.0238	1.98-2.075
6/9/2020	8,486	1.9035	1.87-1.905
*5/4/2020	(100)/(62)	7.99
*5/20/2020	(710)/(443)	7.5401	7.5-7.56
*5/21/2020	(1075)/(671)	6.688	6.66-6.83
*5/27/2020	(4040)/(2,525)	6.9129	6.9-7.24
*6/2/2020	(4144)/(2,590)	6.7628	6.75-6.89
*6/2/2020	877/548	7.127	6.99-7.2
*6/4/2020	(14,371)/(8,981)	6.8612	6.62-7.04
*6/5/2020	(4946)/(3,091)	7.9045	7.75-8.45
*6/9/2020	(7295)/(4,559)	7.3392	6.87-7.72